UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) press release announcing the publishing of the preliminary financial year ended March 31, 2025 financial results of the Company, which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit number	Description
99.1	Press release dated April 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: April 30, 2025	By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer